UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited (the “Company”), as of and for the nine months ended September 30, 2011.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-162171) filed on September 28, 2009.

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011

General
Nordic American Tankers Limited was formed on June 12, 1995 under the laws of the Island of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company that currently owns 20 Suezmax tankers. In the autumn of 2004, the Company owned three vessels; at the end of 2005 the Company owned eight vessels; and at the end of 2006 the Company owned 12 vessels. At the end of 2009 and 2010 we had 15 vessels in operation. We expect that the expansion process will continue over time and that more vessels will be added to our fleet.

The 20 vessels we currently operate average approximately 156,000 dwt each. We chartered all of our operating vessels in the spot market with Gemini Tankers LLC in 2011, until November 24, 2011, when we entered into a spot market arrangement with Orion Tankers Ltd. (“Orion Tankers”). In 2010 we had chartered two of our 17 operating vessels on bareboat charters that expired in June 2010, and October 2010, respectively. The Nordic Harrier (former Gulf Scandic) was redelivered to the Company in October 2010 and went directly into drydock for repairs. The drydock period was completed late April 2011, and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011.

Our Fleet
Our current fleet consists of 20 modern double-hull Suezmax tankers of which two are newbuildings delivered in 2011. All our vessels are employed in the spot market. The following table provides information regarding the status of each vessel.

Vessel	Yard	Built	Dwt (1)	Delivered to NAT
Nordic Hawk	Samsung	1997	151,475	October 1997
Nordic Hunter	Samsung	1997	151,400	December 1997
Nordic Freedom	Daewoo	2005	163,455	March 2005
Nordic Voyager	Dalian New	1997	149,591	November 2004
Nordic Fighter	Hyundai	1998	153,328	March 2005
Nordic Discovery	Hyundai	1998	153,328	August 2005
Nordic Sprite	Samsung	1999	147,188	February 2009
Nordic Grace	Hyundai	2002	149,921	July 2009
Nordic Harrier	Samsung	1997	151,475	August 1997
Nordic Saturn	Daewoo	1998	157,332	November 2005
Nordic Jupiter	Daewoo	1998	157,411	April 2006
Nordic Apollo	Samsung	2003	159,999	November 2006
Nordic Cosmos	Samsung	2003	159,998	December 2006
Nordic Moon	Samsung	2002	159,999	November 2006
Nordic Mistral	Hyundai	2002	164,236	November 2009
Nordic Passat	Hyundai	2002	164,274	March 2010
Nordic Vega	Bohai	2010	163,000	December 2010
Nordic Breeze	Samsung	2011	158,597	August 2011
Nordic Aurora	Samsung	1999	147,262	September 2011
Nordic Zenith	Samsung	2011	158,645	November 2011
(1)	Deadweight tons

Recent Developments
In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company, and went directly into drydock for repair. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel’s condition on redelivery to us was far below the contractual obligation of the charterer. All drydock expenses are capitalized and were paid as of September 30, 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with the charterer. The arbitration procedures have started and are expected to be finalized in 2012.

In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as stipulated under the Memorandum of Agreement between the Company and the Seller. The Seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London in October and November 2011. According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The Seller originally claimed $26.8 million in compensation however the first partial award was limited to $16.2 million. The compensation of $16.2 million has been recognized as a subsequent event in our interim statement of operations for the nine months ended September 30, 2011, and will not affect the Company’s net cash flow. As a consequence of the first partial award, the Seller is required to repay to us the outstanding loan balance as of November 18, 2011 which is equal to $19.3 million. On January 17, 2012, we received the final award and as a consequence we shall be responsible for some of the legal costs of the Seller. See note 11 in the notes to the accompanying interim financial statements for further details.

In February 2011, the Board of Directors adopted a new equity incentive plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance and  have been allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board.

On June 1, 2011, at our Annual General Meeting (“AGM”) held in Bermuda, our amended and restated bye-laws were approved and adopted. We increased our authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share. Currently, 47,303,394 common shares are issued and outstanding. We also changed our legal name to Nordic American Tankers Limited.

In November 2011, the Company took delivery of the second of the two newbuildings from Samsung Heavy Industries Co. Ltd, the Nordic Zenith which we agreed to acquire on April 30, 2010. The vessel was financed by the resources of the Company

In November 2011, the Company’s board of directors declared a dividend of $0.30 per share for the third quarter of 2011. The dividend was paid on December 2, 2011 to shareholders of record as of November 23, 2011.

In November 2011, the Orion Tankers pool was established, with Orion Tankers Ltd. as pool manager. This company is owned equally by us and Frontline Ltd. (NYSE:FRO). In mid-November 2011, our vessels were transferred from the Gemini Tankers LLC arrangement to the Orion Tankers pool upon completion of previously fixed charters within Gemini Tankers LLC.

Effective December 1, 2011, we amended the Company’s Management Agreement, pursuant to which the Manager provides the Company with managerial, administrative and advisory services, to increase the management fee payable thereunder from $350,000 to $500,000 per annum.

Our Charters
It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate all of our 20 vessels in the spot market, although we may consider charters at fixed rates depending on market conditions.

Cooperative Arrangements
We currently operate all of our 20 operating vessels in the spot market through cooperative arrangements with other vessels that are not owned by us.

Since July 1, 2010 and until mid-November 2011, our vessels were employed in a spot market arrangement with Gemini Tankers LLC, of which Frontline Ltd., Teekay Corporation (NYSE:TK), and we were the main owners of the participating vessels. The cooperative arrangement was managed and operated by Gemini Tankers LLC. Gemini Tankers LLC had the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The owners of the participating vessels remained responsible for all other costs including crewing, insurance, repair and maintenance, financing and technical management of their vessels. The earnings of all of the vessels were aggregated and divided by the actual earning days each vessel was available during the period. The vessels were operated in the spot market under our supervision. The Company has considered it appropriate to present this type of arrangement on a net basis in the statements of operations.

As from mid-November 2011, our vessels were employed in the spot market cooperation with the Orion Tankers pool, of which Frontline Ltd. and we are the owners of the participating vessels. This arrangement is managed and operated by Orion Tankers Ltd. Orion Tankers Ltd. is owned equally by us and Frontline Ltd. In mid-November 2011 our vessels were transferred from the Gemini Tankers LLC to the Orion Tankers pool upon completion of previously fixed charters with Gemini Tankers LLC. The Orion Tankers pool has the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The owners of the participating vessels remain responsible for all other costs including crewing, insurance, repair and maintenance, financing and technical management of their vessels. The earnings of all of the vessels are aggregated and divided by the actual earning days each vessel is available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters
During the nine months ended September 30, 2011, we temporarily operated four vessels in the spot market, other than through cooperative arrangements.  No vessels were operated in the spot market, other than through cooperative arrangements during the nine months ended September 30, 2010. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. When our tankers are operating on spot charters outside cooperative arrangements, the vessels are traded fully at the risk and reward of the Company. Tankers operating in the spot market may generate increased profit during a period of strong tanker rates, while tankers on fixed rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharging port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.  The Company considers it appropriate to present this type of arrangement on a gross basis in the statements of operations.

Bareboat Charters
No vessels have been employed on bareboat charters during 2011.During the year ended December 31, 2010, two of our vessels were employed on bareboat charters that expired in June 2010 and October 2010, respectively.

Under a bareboat charter, the charterer is responsible for operating and maintaining the vessel and for paying all operating costs and expenses with respect to the vessel.

Management Agreement
Scandic American Shipping Ltd is the Manager of the Company. Under the management agreement (“Management Agreement”), the Manager has the administrative daily commercial and operational responsibility for our vessels and is generally required to manage our day-to-day business according to our objectives and policies as established and directed by the Board of Directors. All decisions of a material nature concerning our business are made by the Board of Directors. The Management Agreement shall terminate on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement shall always be ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

For its services under the Management Agreement, the Manager is reimbursed for all of its costs incurred plus a management fee of $500,000 per annum for the total fleet. The management fee was increased from $350,000 per annum for the total fleet, effective July 1, 2010 and to $500,000 per annum, effective December 1, 2011. In order to align the Manager’s interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common share. When additional common shares are issued, the Manager receives restricted common shares in order to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares.

In February 2011, the Company adopted a new equity incentive plan which we refer to as the 2011 Equity Incentive Plan, under which a total of 400,000 restricted shares were reserved for issuance. As of September 30, 2011, 400,000 restricted shares have been allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board.

The 2011 Tanker Market (Source: Fearnleys)
Based on data available for the first 11 months of 2011, it was the worst year for the freight market for all types and sizes of tankers in almost a decade. In 2002, freight rates were periodically lower than in 2011, but the downturn lasted for a shorter period of time, and, more importantly, bunker costs were approximately 75% lower in 2002 compared to 2011. As a result of bunker prices, earnings on a time charter equivalent basis for the largest vessels have been negative for a large part of the year whereas Suezmax earnings have been positive. Normally, time charter equivalents are calculated on the basis of normal service speed and corresponding bunker consumption, but more recently, due to speed optimization, time charter equivalents for the largest vessels have been above zero as well.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity and the types of cargoes carried.  A tanker’s carrying capacity is measured in deadweight tons, or dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier (“VLCC”), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of about $4,300 per day during the first 11 months of 2011, or more than 80% lower than in 2010. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $16,000 per day during the same period, down from $28,500 in the year 2010. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were about $9,900 per day compared with $15,500 per day in the year 2010.  Based on data available for the first 11 months of 2011, 2011 has been more challenging for owners than the weak tanker market in the year 2010. The earnings estimates used in this section are based on service speed and consumption. As most owners nowadays operate their vessels as economically as possible, i.e., by slow steaming, actual earnings are somewhat higher than those above. Earnings have periodically stayed far below operating costs resulting in substantial operating losses for many companies. Suezmax tankers have generally generated earnings above operating costs. Asset values in 2011 compared to 2010 for Suezmax tankers declined the least of the three main crude tanker segments.

Preliminary estimates for seaborne crude oil trade, measured in tonne-miles, indicate a decrease of about 2.0% in 2011 compared to 2010. Measured by volume, the decrease is estimated to be about 2.5%, indicating an increase in average distances. For the first nine months of 2011, crude oil imports to the U.S. show a decrease of about 4.6% compared to the same period in 2010. Transportation work during this period fell by 5.5% indicating reduced average distances in combination with increased over land imports from Canada. In East Asia, Chinese crude oil imports have stagnated in 2011 whereas Korean crude oil imports have increased and Japanese and Taiwanese imports are down.

As of the end of November, a total of 58 VLCCs and 41 Suezmax tankers have been delivered from yards. The registered order book indicates that another 16 VLCCs and 15 Suezmaxes are due for delivery in December 2011. We expect several of these deliveries to be deferred into 2012. The Suezmax fleet is expected to expand by 11.5% and the VLCC fleet by 11.1% (both measured by deadweight) in 2012. In total, net tanker fleet growth is estimated to be 8.0% in 2012.

The sale and purchase market for tankers, measured by the number of transactions, is expected to decrease compared with 2010. As of the end of November 2011, about 220 tankers have been sold compared to 269 in 2010.  Prices are down across the tanker market and, since the end of 2010, prices have declined between 9% and 44%.

The International Energy Agency (IEA), according to its November 2011 report, expects global demand for oil to increase by an estimated 1.5% in 2012. With the current financial turmoil, especially in Europe, and continued challenging times in the U.S. (despite falling unemployment and increased activity in the industry and construction sector) Fearnleys is quite uncertain about market developments for tankers in 2012. Following a period of rising inflation and numerous actions to restrict credit, the Chinese government has recently eased restrictions somewhat in order to stimulate domestic demand.  However, the two main areas of Chinese economic activity – the real estate sector and exports – are expected to slow down in 2012. Fearnleys does not expect any significant increase in Chinese crude oil imports in 2012.

Result of operations
For the nine months period ended September 30, 2011, our only source of revenue was from the 19 vessels we owned and operated during the period. Of these 19 vessels, 15 vessels operated in the spot market through cooperative arrangements, and four vessels operated temporarily on spot charters outside cooperative arrangements.

We present our statements of operations using voyage revenues and voyage expenses. Under a spot market-related time charter, the charterer pays substantially all of the vessel voyage costs and the vessel owner pays the operating costs. Under a spot charter, the vessel owner pays all vessel voyage and operating costs. Under a bareboat charter, the charterer pays substantially all of the vessel voyage and operating costs. Vessel voyage costs consist primarily of fuel, port cost, canal costs and commissions. Operating costs consist primarily of vessel maintenance, crewing, regulatory compliance and insurance.

Since the amount of voyage expenses that we incur for a charter depends on the type of charter, we use net voyage revenues to provide comparability among the different types of charters. Net voyage revenue, a non-GAAP financial measure, provides more meaningful disclosure than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States of America, or U.S. GAAP.

Net voyage revenues divided by the number of days on the charter provides the Time Charter Equivalent, or TCE, rate. TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is determined by dividing voyage revenues (net of voyage expenses) by revenue days for the relevant time period. Voyage expenses primarily consist of fuel, port and canal costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with revenues from our vessels, the most directly comparable GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and evaluating their financial performance.

TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s earnings performance. For bareboat charters, operating costs must be added in order to calculate TCE rates. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages.

	Nine Months Ended September 30,
All figures in USD ‘000	2011	2010
	Unaudited	Unaudited	Variance
Voyage Revenue	70,158	105,951	-33.80%
Voyage Expenses	(9,548)	-
Net Voyage Revenues	60,610	105,951	~ (42.8%)
Vessel Operating Expenses	(39,467)	(35,263)	~ 11.9%
General and Administrative Expenses	(10,607)	(10,612)	~ 0.0%
Depreciation Expense	(47,587)	(46,846)	~ 1.6%
Loss on Contract	(16,200)	-
Net Operating Income (Loss)	(53,251)	13,230	-502.50%
Interest Income	1	564
Interest Expense	(1,303)	(1,568)
Other Financial Income (Expense)	-92	-195
Net Income (Loss)	(54,645)	12,031	~ (554.2%)

Voyage Revenue	70,158	105,951
Less Bareboat Revenue (1)	-	(6,488)
Less Voyage Expenses	(9,548)	-
Time Charter Equivalent Revenue	60,610	99,463

Vessel Operating Days (2)	4,565	4,307
Vessel Revenue Days (1)(2)	4,508	4,213
Off-hire Days (2)	57	94	~ (39.4%)
Time Charter Equivalent Rate per day	~$ 13,400	~ $ 25,900	~ (48.2%)
Vessel Operating Expenses - Days	4,569	3,931	~ 16.2%

(1)
Revenue days for the nine months ended September 30, 2010 consist of 376 days related to the two vessels employed on bareboat charter and 3,931 days related to vessels employed in the spot market.  No vessels have been employed on bareboat charters during 2011.

(2)
Nordic Harrier (former Gulf Scandic) was redelivered from a bareboat charter in October 2010 and went directly into drydock for repairs. The drydock period was completed in late April 2011 and the vessel was employed in the spot market pursuant to cooperative arrangements on May 1, 2011. The calendar days in connection with the drydock period are not included in this table.

Our voyage revenues decreased 33.8% to $70.2 million for the nine months ended September 30, 2011, from $106.0 million for the nine months ended September 30, 2010. Voyage expenses increased $9.5 million for the nine months ended September 30, 2011, from $0.0 million for the nine months ended September 30, 2010. The foregoing resulted in net voyage revenues of $60.6 million for the nine months ended September 30, 2011, compared to $106.0 million for the nine months ended September 2010, a decrease of 42.8%. The decrease in net voyage revenues was primarily a result of a decline in spot market rates. The average TCE rate for the nine months ended September 30, 2011 was $13,400 per day per vessel, compared to $25,900 per day per vessel for the nine months ended September 30, 2010. During the nine months ended September 30, 2011, we temporarily operated four vessels in the spot market, so that gross freight to charterers was presented as gross voyage revenues and voyage expenses were presented as gross voyage expenses. During the nine months ended September 30, 2010, we operated all our vessels in the spot market through cooperative arrangement, thus the gross freight less voyage expenses were presented net as voyage revenues.  The tanker spot market rates and TCE rates are determined by, among other things, the demand for the carriage of oil and the distance the oil is to be carried, measured in ton miles and the supply of vessels to transport that oil. The increase in voyage expenses is a result of the gross presentation of the voyage expenses in connection with the four vessels that the Company temporarily operated in the spot market, other than in spot-related time charters through cooperative arrangements.

For the nine months ended September 30, 2011, total off-hire was 57 days compared to 94 days for the nine months ended September 30, 2010. The 57 days off-hire for the nine months ended September 30, 2011 were a result of a 27 day of planned intermediate survey and of a 30 day unplanned technical off-hire. The 94 days off-hire for the nine months ended September 30, 2010, were a result of 66 days of planned drydockings and of 28 days unplanned technical off-hire.

Vessel operating expenses were $39.5 million for the nine months ended September 30, 2011, compared to $35.3 million for the nine months ended September 30, 2010, an increase of 11.9%. The increase in vessel operating expenses was the result of an increase in operating days by 16.2%. The increase in operating days is due to the addition of two vessels to our fleet in 2011, one vessel delivered in December 2010 and the redelivery of the two vessels that were on bareboat charters that expired in June 2010 and October 2010, respectively. The increase in vessel operating expenses due to increase in operating days was offset by a decrease in the average operating expenses to approximately $8,700 per day per vessel for the nine months ended September 30, 2011 from approximately $8,900 per day per vessel for the nine months ended September 30, 2010. The decrease in average operating expenses during 2011 was a result of our continuing high focus on keeping our vessel operating costs low, with particular focus on cost synergies of operating a homogenous fleet.

General and administrative expenses were $10.6 million for the nine months ended September 30, 2011 and $10.6 million for the nine months ended September 30, 2010. The general and administrative expenses for the nine months ended September 30, 2011 include a non-cash charge of $1.0 million of share-based compensation to 23 persons employed in the management of the Company, members of the Board and to our Manager, Scandic American Shipping Ltd., and a cost of $1.3 million related to the deferred compensation plan for the Company’s Chief Executive Officer and Chief Financial Officer. The general and administrative expenses for the nine months ended September 30, 2010, include a non-cash charge of $2.8 million for share-based compensation to our Manager, for shares related to the follow-on offering in January 2010, and a cost of $0.5 million related to the deferred compensation plan for the Company’s Chief Executive Officer. Pursuant to our management agreement, our Manager has a right to receive shares to maintain its ownership of 2% of the Company’s total outstanding shares. In addition, we reimburse our Manager for administrative expenses and pay our Manager an annual fixed fee of $500,000. The management fee was increased from $350,000 per annum for the total fleet effective July 1, 2010 and  to $500,000 per annum effective December 1, 2011.

Depreciation expense was $47.6 million for the nine months ended September 30, 2011 compared to $46.8 million for the nine months ended September 30, 2010, resulting an increase of 1.6%. The increase in depreciation expenses is primarily the result of expansion of the fleet by two vessels in 2011 and depreciation for a whole year for the vessel delivered in December 2010. During the nine months ended September 30, 2011 and 2010, we did not impair any of our vessels’ carrying value under our accounting impairment policy, as we believe the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed the vessels’ carrying amounts.

Loss on contract was $16.2 million for the nine months ended September 30, 2011. Loss on contract is a result of the first partial award received from the arbitration process which took place in October 2011 and November 2011 and has been recognized as a subsequent event in the interim statement of operations. See note 11 in the notes to the accompanying interim financial statements for further details.

The foregoing resulted in a net operating loss of $53.3 million for the nine months ended September 30, 2011, compared to net operating income of $13.2 million for the months ended September 30, 2010.

Interest income was $0.1 million for the nine months ended September 30, 2011 compared to $0.6 million for the nine months ended September 30, 2010. The decrease in interest income is a result of the Company holding no excess cash in the period, combined with a decrease in interest rates.

Interest expense was $1.3 million for the nine months ended September 30, 2011, compared to $1.6 million for the nine months ended September 30, 2010. The decrease in interest expense related primarily to our having capitalized interest expense on newbuildings of $0.5 million, compared to $0.3 million for the nine months ended September 30, 2010.

Our Credit Facility
The Company has a $500 million revolving credit facility, which is referred to as the Credit Facility. The Company entered into the Credit Facility in September 2005. During 2006 the Company increased the Credit Facility from $300 million to $500 million, and in March 2008 the term was extended from September 2010 to September 2013. All other terms remained unchanged.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lenders and there is no repayment obligation of the principal during the five year term. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts.

The undrawn amount of this facility as of September 30, 2011 was $330.0 million. The Company is currently in compliance with its loan covenants.

Liquidity and Capital Resources
Cash flows provided by operating activities decreased by 100.9% to ($0.5) million for the nine months ended September 30, 2011 from $55.0 million for the nine months ended September 30, 2010. The decrease in cash flows provided by operating activities is primarily due to lower spot market rates and an increase of vessel operating expenses due to expansion of the fleet in December 2010 and during 2011, as described above.

Cash flows used in investing activities decreased to $61.3 million for the nine months ended September 30, 2011, from $149.9 million for the nine months ended September 30, 2010. The investing activities consist primarily of payments made in connection with the drydocking of Nordic Harrier and in connection with the delivery of Nordic Breeze and Nordic Aurora.

Cash flows provided by financing activities decreased to $54.9 million for the nine months ended September 30, 2011, compared to $118.5 million for the nine months ended September 30, 2010. The financing activities for the nine months ended September 30, 2011 represent net proceeds from use of the Credit Facility of $95.0 million less dividends paid of $40.1 million.  The financing activities for the nine months ended September 30, 2010 represent proceeds from the follow-on offerings of $136.5 million, net proceeds from use of the Credit Facility of $50.0 million less dividends paid of $68.0 million.

During the year 2012, eight of the Company’s vessels are required to be drydocked for overhaul repair and maintenance that cannot be performed while the vessels are in operation.  The total off-hire days are estimated at 160 days and drydocking costs are estimated at $16.0 million. These drydocking costs are to be financed through the capital resources of the Company.

Management believes that the Company’s working capital is sufficient for its present requirements.

Contractual Obligations
The Company’s significant contractual obligations for the nine months ended September 30, 2011, consist of our obligations as borrower under our Credit Facility, our obligations under a newbuilding contract, the Management Agreement with Scandic American Shipping Ltd., and our deferred compensation agreement for our Chief Financial Officer and our Chairman, President and CEO.

The following table sets out long-term financial, commercial and other obligations outstanding as of September 30, 2011 (all figures in thousands of USD).

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Credit Facility (1)	170,000	-	170,000	-	-
Interest Payments (2)	9,331	3,457	5,874	-	-
Commitment Fees (3)	1,692	705	987	-	-
Management Fees (4)	5,000	500	1,000	1,000	2,500
Deferred Compensation Agreement (5)	9,398	-	-	-	9,398
Newbulding Nordic Zenith (6)	29,100	29,100
Total	224,521	33,762	177,861	1,000	11,898

Notes:
(1)	Refers to our obligation to repay indebtedness outstanding as of September 30, 2011.
(2)	Refers to estimated interest payments over the term of the indebtedness outstanding as of September 30, 2011.
(3)	Refers to estimated commitment fees over the term of the indebtedness outstanding as of September 30, 2011.
(4)	Refers to the management fees payable to Scandic American Shipping Ltd. under the Management Agreement as of September 30, 2011.
(5)	Refers to our estimated deferred compensation agreement payable to the Company’s CEO and CFO as of September 30, 2011.
(6)	Refers to our payment obligation as of September 30, 2011 for the newbuilding, Nordic Zenith, delivered to us in November 2011.

Employment Agreement
We have employment agreements with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman and Jan Erik Langangen, our Executive Vice President, Business Development & Legal. Mr. Hansson does not receive any additional compensation for his services as a director or the Chairman of the Board. The aggregate compensation of our executive officers during the nine months ended September 30, 2011 was approximately $2.1 million. Under certain circumstances, the employment agreement may be terminated by us or Mr. Hansson upon six months’ written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months’ written notice to the other party. The employment agreements with Mr. Amundsen and Mr. Langangen may be terminated by us or Mr. Amundsen or Mr Langangen upon three months’ written notice to the other party.

In 2011 the Board of Directors established a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. The aggregate number of restricted shares issued to our executive officers during the nine months ended September 30, 2011 was 110,000. The aggregate number of restricted shares to our Directors during the nine months ended September 30, 2011 was 53,000.The vesting period is a 4 year cliff vesting period for 326,000 shares and a 5 year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee leaves the Company before that time. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights. The Board considers this arrangement to be in the best interests of the Company.

Our Chairman, President and Chief Executive Officer and our Chief Financial Officer have individual deferred compensation agreements. The Chief Executive Officer has served in his present position since the inception of the Company in 1995. Please see Note 7 to the audited financial statements included herein for further information about the agreements.

Statements of Operations for the nine Months Ended September 30, 2011 and 2010
All figures in USD ‘000, except share and per share amount

		Nine Months Ended September 30,
	Notes	2011 Unaudited	2010 Unaudited
Voyage Revenues		70,158	105,951
Voyage Expenses		(9,548)	-
Vessel Operating Expense - excluding depreciation expense presented below		(39,467)	(35,263)
General and Administrative Expense		(10,607)	(10,612)
Depreciation Expense		(47,587)	(46,846)
Loss on Contract		(16,200)	-
Net Operating Income (Loss)		(53,251)	13,230

Interest Income		1	564
Interest Expense		(1,303)	(1,568)
Other Financial Income (Expense)		(92)	(195)
Total Other Expenses		(1,394)	(1,199)
Net Income (Loss)		(54,645)	12,031

Basic Earnings (Loss) per Share		(1.16)	0.26
Diluted Earnings (Loss) per Share		(1.16)	0.26
Basic Weighted Average Number of Common Shares Outstanding		47,111,266	46,434,552
Diluted Weighted Average Number of Common Shares Outstanding		47,111,266	46,434,552

The footnotes are an integral part of these financial statements.

Balance Sheets as of September 30, 2011 AND DECEMBER 31, 2010
All figures in USD ‘000, except share and per share amount

	Notes	September 30, 2011 Unaudited	December 31, 2010
Assets
Current Assets
Cash and Cash Equivalents		10,404	17,221
Accounts Receivable, net $0 allowance at September 30, 2011 and December 31, 2010		14,332	11,046
Marketable Securities		550	-
Prepaid Expenses and Other Current Assets		77,506	43,376
Total Current Assets		102,792	71,643

Non-current Assets
Vessels, Net		1,008,101	988,263
Other Non-current Assets		653	23,177
Total Non-current Assets		1,008,754	1,011,440
Total Assets		1,111,546	1,083,083

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable		3,886	2,934
Accrued Liabilities		29,301	4,060
Total Current Liabilities		33,187	6,994

Long-term Debt		170,000	75,000
Deferred Compensation Liability		9,398	8,134
Total Liabilities		212,585	90,128

Commitments and Contingencies		-	-

Shareholders’ Equity Common Stock, par value $0.01 per Share; 90,000,000 shares authorized , 47,298,782 shares issued and outstanding and 51,200,000 shares authorized, 46,898,782 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively		473	469
Additional Paid-in Capital		953,378	993,295
Accumulated other comprehensive loss		(245)	-
Retained Earnings		(54,645)	(809)
Total Shareholders’ Equity		898,961	992,955
Total Liabilities and Shareholders’ Equity		1,111,546	1,083,083

The footnotes are an integral part of these financial statements

Statements of Cash Flows for the Nine Months Ended September 30, 2011, AND 2010
All figures in USD ‘000

	Nine Months Ended September 30,
	2011 Unaudited	2010 Unaudited
Cash Flows from Operating Activities
Net Income (Loss)	(54,645)	12,031

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	47,587	46,846
Loss on Contract	16,200	-
Dry-dock Expenditures	(10,787)	(5,312)
Amortization of Deferred Finance Costs	489	489
Deferred Compensation Liability	1,263	515
Compensation – Restricted Shares	-	2,837
Share-based Compensation	974	60

Changes in Operating Assets and Liabilities:
Accounts Receivables	(3,286)	5,115
Accounts Payable and Accrued Liabilities	10,089	(1,408)
Prepaid and Other Current Assets	(5,373)	736
Voyages in Progress	(2,976)	-
Other Non-current Assets	-	(6,884)
Net Cash (Used in) Provided by Operating Activities	(465)	55,025

Cash Flows from Investing Activities
Investment in Marketable Securities	(795)	-
Investment in Vessels	(60,475)	(141,558)
Loan to Seller, Nordic Galaxy	-	(8,384)
Net Cash Used in Investing Activities	(61,270)	(149,942)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	-	136,511
Proceeds from Use of Credit Facility	95,000	200,000
Repayments on Credit Facility	-	(150,000)
Dividends Paid	(40,082)	(68,003)
Net Cash Provided by (Used in) Financing Activities	54,918	118,508
Net (Decrease) Increase in Cash and Cash Equivalents	(6,817)	23,591
Cash and Cash Equivalents at the Beginning of Year	17,221	30,496
Cash and Cash Equivalents at the End of Year	10,404	54,087
Cash Paid for Interest	1,234	1,174
Cash Paid for Taxes	-	-

The footnotes are an integral part of these financial statements

Statements of Changes in Equity for the nine months ended September 30, 2011, and for the year ended December 31, 2010
All figures in USD ‘000, except number of shares

	September 30, 2011 Unaudited	December 31, 2010
Number of Shares Outstanding
Balance at beginning of year	46,898,782	42,204,904
Common Shares Issued, net of $3.5 million issuance costs	-	4,600,000
Compensation - Restricted Shares	-	93,878
Share-based Compensation	400,000	-
Balance at end of the period	47,298,782	46,898,782

Common Stock
Balance at beginning of year	469	422
Common Shares Issued, net of $3.5 million issuance costs	-	46
Compensation - Restricted Shares	-	1
Share-based Compensation	4	-
Balance at end of period	473	469

Additional Paid-in Capital
Balance at beginning of year	11,480	8,533
Common Shares Issued, net of $3.5 million issuance costs	-	50
Compensation – Restricted Shares	-	2,837
Share-based Compensation	974	60
Balance at end of period	12,454	11,480

Contributed Surplus
Balance at beginning of year	981,815	925,129
Accumulated coverage of loss of 2010	(809)	-
Common Shares Issued, net of $3.5 million issuance costs	-	136,414
Return of Capital, $1.7 and 0.85 per share at December 31, 2010 and September 30, 2011 respectively	(40,082)	(79,728)
Balance at end of period	940,924	981,815

Accumulated other Comprehensive Loss
Balance at beginning of year	-	-
Other Comprehensive (Loss) Income	(245)	-
Balance at end of period	(245)	-

Retained Earnings
Balance at beginning of year	(809)	-
Accumulated Coverage of Loss of 2010	809	-
Net Income (Loss)	(54,645)	(809)
Balance at end of period	(54,645)	(809)
Total Equity	898,961	992,955

The footnotes are an integral part of these financial statements

NORDIC AMERICAN TANKERS LIMITED

Notes to the Condensed Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements for Nordic American Tankers Limited (the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2010.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in Note 1 of the Company’s financial statements for the year ended December 31, 2010 included in the Company’s Annual Report on Form 20-F. There have been no changes to the Company’s significant accounting policies other than noted below.

New Accounting Policies:
The Company’s investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains and losses on available-for-sale securities are reported as a component of accumulated other comprehensive income (loss). Realized gains and losses on available-for-sale securities are computed based upon the historical cost of these securities applied using the weighted-average historical cost method.

The Company analyzes its available-for-sale securities for impairment during each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment. The Company records an impairment charge through current-period earnings and adjusts the cost basis for such other-than-temporary declines in fair value when the fair value is not anticipated to recover above cost within a three-month period after the measurement date, unless there are mitigating factors that indicate an impairment charge through earnings may not be required. If an impairment charge is recorded, subsequent recoveries in fair value are not reflected in earnings until sale of the security.

3. RELATED PARTY TRANSACTIONS

In June 2004, the Company entered into a Management Agreement with Scandic American Shipping Ltd. (“Scandic” or the “Manager”). The Manager is owned by a company controlled by the Chairman and Chief Executive Officer of the Company, Mr. Herbjørn Hansson and his family. In order to align the Manager’s interests with those of the Company, the Company has issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares.

The Manager has administrative, commercial and operational responsibility for the Company’s vessels and is required to manage the Company’s day-to-day business subject to the Company’s objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $500,000 per annum, increased from $350,000 to $500,000, effective December 1, 2011.

The Company recognized $5.0 million and $5.0 million of total costs for services provided under the Management Agreement for the nine months ended September 30, 2011, and 2010, respectively. Additionally, the Company recognized $0.0 million and $2.8 million in non-cash share-based compensation expense for the nine months ended September 30, 2011, and September 30, 2010, respectively, related to the issuance of shares to the Manager. All of these costs are included in “General and Administrative Expenses” in the statement of operations. The related party balances included within “Accounts Payable” were $0.5 million and $0.7 million for the nine months ended September 30, 2011, and September 30, 2010, respectively.

As of September 30, 2011, the Manager owned, together with its owners, 2.15% of the Company’s shares.  The Management Agreement terminates on the date which is ten years from the calendar date, so that the remaining term of the Management Agreement is always ten years unless terminated earlier in accordance with its terms, essentially related to non-performance or negligence by the Manager.

In February 2011, the Company adopted a new equity incentive plan which we refer to as the 2011 Equity Incentive Plan, pursuant to which a total of 400,000 restricted shares were reserved for issuance. All of 400, 000 restricted shares were allocated among 23 persons employed in the management of the Company, including the Manager and the members of the Board.

Mr. Jan Erik Langangen, Board Member and an employee of the Company, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $66,647 and $46,413 in costs for the nine months ended September 30, 2011, and September 30, 2010, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in “General and Administrative Expenses” in the statement of operations. Balances in reference to this related party included within “Accounts Payable” were $0 and $0 at September 30, 2011 and 2010, respectively.

Mr. Rolf Amundsen, the Company’s Investor Relations Manager, is a partner of Amundsen & Partners AS, a firm which provides consultancy services to the Company.  The Company recognized $54,015 and $39,864 in costs for the nine months ended September 30, 2011 and September 30, 2010 respectively, for the services provided by Amundsen & Partners AS. These costs are included in “General and Administrative Expenses” within the statement of operations. Balances in reference to this related party included in “Accounts Payable” were $8,944 and $15,593 at September 30, 2011 and 2010, respectively.

4. LONG-TERM DEBT

The Company has a $500 million revolving credit facility (the “Credit Facility”), with a maturity in September, 2013.

The Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the term of the facility. Amounts borrowed under the Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the nine months ended September 30, 2011 and September 30, 2010 were $0.6 million and $0.7 million, respectively. The undrawn amount of this facility as of September 30, 2011 and December 31, 2010 was $330.0 million and $425.0 million, respectively.

Borrowings under the Credit Facility are secured by first priority mortgages over the Company’s vessels and assignments of earnings and insurance. Under the terms and conditions of the Credit Facility the Company is, among other things, required to maintain certain loan to vessel value ratios, to maintain a book equity of no less than $150.0 million, to remain listed on a recognized stock exchange, and to obtain the consent of the lenders prior to creating liens on or disposing of the Company’s vessels. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the Credit Facility.

The Company was in compliance with its loan covenants for the nine months ended September 30, 2011.

5. SHARE CAPITAL

Included in Additional Paid in Capital is the Company’s Share Premium Fund as defined by Bermuda Law. The Share Premium Fund cannot be distributed without complying with certain legal procedures designed to protect the creditors of the Company. The Share Premium Fund was $0 million and $0 million for the nine months ended September 30, 2011 and 2010, respectively.

As of September 30, 2011, 47,298,782 shares were issued and outstanding, which included 573,694 restricted shares issued to the Manager and 226,000 restricted shares issued to employees, Directors and non-employees. Par value of the Company’s common shares is $0.01.

On June 1, 2011, at its Annual General Meeting (“AGM”) held in Bermuda, the Company increased authorized share capital from 51,200,000 common shares to 90,000,000 common shares, par value $0.01 per share.

In connection with the issuance of 400,000 shares related to the 2011 Equity Incentive Plan, the Manager was entitled to 4,612 restricted shares in the Company. The 4,612 restricted shares were issued to the Manager on October 24, 2011.

6. VESSELS

As of September 30, 2011, Vessels, Net consisted of 19 Suezmax crude oil tankers, one newbuilding and capitalized drydocking charges. Depreciation is calculated based on cost less estimated residual value of $4.0 million and is provided over the estimated useful life of the vessel using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. During the nine months ended September 30, 2011 and 2010, we did not impair any of our vessels’ carrying value under our accounting impairment policy, as we believe the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed the vessels’ carrying amounts.

In April 2010, the Company entered into agreements with Samsung Heavy Industries Co. Ltd, to acquire two Suezmax newbuildings and the first vessel, the Nordic Breeze was delivered to the Company in August 2011 and the Nordic Zenith was delivered to the Company in November 2011. The Company took ownership of the vessels upon delivery from the shipyard at which time the title was transferred from the seller. The agreed total prices at delivery were $64.7 million and $64.7 million, respectively with 55% of the purchase prices paid when we signed the contracts and the balance paid on delivery. As of September 30, 2011, the Company had paid $100.4 million to the seller. The remaining $29.1 million was paid to Samsung Heavy Industries upon delivery in November 2011.

7. SHARE-BASED COMPENSATION PLANS

Management Agreement
In order to further align the Manager’s interests the Company agreed to issue to the Manager restricted common shares equal to 2% of its outstanding common shares at par value of $0.01 per share. Any time additional common shares are issued, the Manager is entitled to receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of total outstanding common shares. During the nine months ended September 30, 2011, the Company did not issue any restricted shares to the Manager. For the nine months ended September 30, 2010, the Company issued to the Manager 93,878 restricted shares at an average fair value of $30.24. These restricted shares are non-transferable for three years from issuance. In connection with the issuance of 400,000 shares related to the 2011 Equity Incentive Plan, on October 24, 2011, 4,612 restricted shares were issued to the Manager.

2004 Stock Incentive Plan
As of December 31, 2010 the Company had a share-based compensation plan that had been active since 2004. The plan was cancelled in 2011. Total compensation cost related to the 2004 Stock Incentive Plan was $0.06 million for the year ended December 31, 2010, and was recorded within “General and Administrative expense” in the Statement of Operations. All the restricted shares to employees and non-employees had vested by the end of 2010.

Equity Incentive Plan 2011
In 2011 the Board of Directors decided to establish a new incentive plan involving a maximum of 400,000 restricted shares of which all 400,000 shares have been allocated among 23 persons employed in the management of the Company, the Manager and the members of the Board. These allocated shares constitute 0.8% of the outstanding shares of the Company. The vesting period is 4 year cliff vesting period for 326,000 shares and 5 year cliff vesting period for 74,000 shares, that is, none of these shares may be sold during the first four or five years after grant, as applicable, and the shares are forfeited if the grantee leaves the Company before that time. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights. The Board considers this arrangement to be in the best interests of the Company.

Restricted Shares to Employees and Directors and to Non-Employees
Under the terms of the Plan 400,000 shares of restricted stock awards were granted to certain employees and Directors and to non-employees during 2011. Of these shares, 326,000 restricted shares were granted on February 23, 2011, at a grant date fair value of $23.88 per share, and 74,000 restricted shares were granted on August 5, 2011, at a grant date fair value of $18.05 per share.

The fair value of restricted shares is estimated based on the market price of the Company’s shares. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date.

The shares are considered restricted as the shares vest after a period of four years and five years. The holders of the restricted shares are entitled to receive dividends paid in the period as well as voting rights.

The total of 326,000 restricted shares will be fully vested in March 2015, and 74,000 restricted shares will be fully vested in August 2016.

The compensation cost for employees, Directors and non-employees is recognized on a straight-line basis over the vesting period and is presented as part of the general and administrative expenses. The total compensation cost related to restricted shares under the plan for the nine months ending September 30, 2011 was $1.0 million. The intrinsic value of restricted shares outstanding at September 30, 2011 was $5.8 million.

At September 30, 2011, there were 400,000 restricted shares outstanding at a weighted-average grant date fair value of $23.88 for employees and Directors and of $22.06 for non-employees. As of September 30, 2011, unrecognized compensation cost related to unvested restricted shares aggregated $7.3 million, which will be recognized over a weighted period of 3.67 years.

The tables below summarize the Company’s restricted stock awards as of September 30, 2011:

	Restricted shares -Employees	Weighted- average grant- date fair value - Employees	Restricted shares - Non- employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2011	-	-	-	-
Granted during the year	163,000	$23.88	237,000	$22.06
Vested during the year	-	-	-	-
Forfeited during the year	-	-	-	-
Non-vested at September 30, 2011	163,000	$23.88	237,000	$22.06

The tables below summarize the Company’s restricted stock awards as of December 31, 2010:

	Restricted shares - Employees	Weighted- average grant- date fair value - Employees	Restricted shares - Non- employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2010	2,425	$31.99	1,750	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2010	-	-	-	-

8. MARKETABLE SECURITIES

Marketable securities held by the Company are equity securities considered to be available-for-sale securities.

All figures in USD '000	September 30, 2011 Unaudited	December 31, 2010 Audited
Cost	795	-
Accumulated net unrealized loss	(245)	-
Fair value	550	-

At September 30, 2011, net unrealized loss on marketable securities included in comprehensive income is $0.2 million. The Company has not recognized any sale of marketable securities in the period.

9. EARNING PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e., stock options, warrants) outstanding during the period.

For the nine months ending September 30, 2011, the Company had a net loss, thus any effect of common stock equivalents outstanding would be antidilutive. For the nine months ended September 30, 2010, the Company had 16,700 restricted shares outstanding, which were included in the total common shares issued and outstanding as at September 30, 2010.

10. FINANCIAL INSTRUMENTS

The Company did not hold any derivative instruments for the nine months ended September 30, 2011 or 2010.

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company’s cash flows.

The carrying value of estimated fair value of the Company’s financial instruments at September 30, 2011, and 2010 are as follows:

		September 30, 2011		December 31, 2010
All figures in USD ‘000	Fair Value Hierarchy Level (1)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and Cash Equivalent	Level 1	10,404	10,404	17,221	17,221
Marketable Securities	Level 1	550	795	-	-
Loan to First Olsen Ltd – refer to Note 11		26,809	26,809	26,809	26,809
Working capital, cooperative arrangements		28,600	28,600	22,034	22,034
Credit Facility		170,000	170,000	75,000	75,000

(1)	The fair value hierarchy level is only applicable to each financial instrument on the balance sheet that are recorded at fair value on a recurring basis

The carrying value of cash and cash equivalents is reasonable estimate of fair value. The estimated fair value for the long term debt is considered to be equal to the carrying values since it bears variable interest rates.

11. COMMITMENTS AND CONTINGENCIES

Nordic Galaxy
In August 2010, we did not take delivery of the first of the two newbuilding vessels we agreed to acquire on November 5, 2007, because the vessel in our judgment was not in a deliverable condition as under the Memorandum of Agreement between the Company and the Seller. The Seller, a subsidiary of First Olsen Ltd, did not agree with the Company and the parties commenced arbitration procedures which took place in London in October and November 2011. The agreed total price at scheduled delivery was $90.0 million per vessel, including supervision expenses. The Company furnished to the Seller a loan equivalent to the payment installments under the shipbuilding contract. The loan from the Company to the Seller accrued interest at a rate equal to the Company’s cost of funds, and the loan was to be repaid on delivery of the vessel.

According to the first partial award received on November 18, 2011, the vessel was found to be in a deliverable condition in August 2010.  The Seller originally claimed $26.8 million in compensation however the first partial award was limited to $16.2 million. The compensation of $16.2 million has been recognized as a subsequent event in our interim statement of operations and is included in the Accrued Liabilities for the nine months ended September 30, 2011. The recorded loss on contract will not have an impact on the Company’s net cash flow for the nine months ended September 30, 2011.

As a consequence of the first partial award, the Seller has to repay to us the outstanding loan balance as of November 18, 2011of $19.3 million. As of the date of this report, the Seller has paid to us the total outstanding balance and the Company has also settled the compensation to the Seller. In November 2011, the Seller paid $1.2 million in interest income to us in connection with the outstanding balance of the loan. The interest on the outstanding amount has not been recognized in the profit and loss account for the nine months ended September 30, 2011.

On January 17, 2012, we received the final award from the tribunal and as a consequence we shall be responsible for some of the legal costs of the Seller. We expect that the amount of legal fees of the Seller will be approximately $1.2 million.

As at September 30, 2011, we have included in Prepaid Expenses and Other Current Assets the outstanding loan to the Seller of $26.8 million, and $9.0 million as deposit on contract. The deposit on contract is to be paid to the Company when the arbitration procedures are finalized. For the nine months ended September 30, 2011, we have recognized $0.8 million in legal fees. We have recognized $0.7 million in legal fees during October and November 2011.

Newbuilding Nordic Zenith
As at September 30, 2011, the Company was committed to the newbuilding contract of Nordic Zenith that we agreed to acquire in April, 2010, for a total cost of $64.7 million, excluding capitalized interest and pre-delivery expenses. As at September 30, 2011, the remaining payment required to be made under this newbuilding contract was $29.1 million.

Nordic Harrier
In October 2010, Nordic Harrier was redelivered, from a long-term bareboat charter agreement, to the Company and went directly into drydock. The drydock period lasted until the end of April 2011. The vessel had not been technically operated according to sound maintenance practices by Gulf Navigation Company LLC, and the vessel’s condition on redelivery to us was far below the contractual obligation of the charterer. All drydock  expenses are capitalized and paid as of September 30, 2011. We have sought compensation for these expenses, but have not been able to reach an agreement with Gulf Navigation Company LLC. The arbitration procedures have started and are expected to be finalized in 2012.

Legal Proceedings and Claims
The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

No claims have been filed against the Company for the fiscal year 2011 or 2010, and the Company has not been a party to any legal proceedings for the nine months ended September 30, 2011 and September 30, 2010, except for information set forth above.

12. SUBSEQUENT EVENTS

On November 18, 2011, the Company received the first partial award and on January 17, 2012, the Company received the final award related to the first of the two newbuilding vessels we agreed to acquire on November 5, 2007. See note 11 for further details.

In November 2011, the Company took delivery of the second of the two newbuilding vessels from Samsung Heavy Industries Co. Ltd, Nordic Zenith, that we agreed to acquire in April, 2010. The vessel was financed from the resources of the Company and the remaining $29.1 million was paid to Samsung Heavy Industries upon delivery in November 2011.

In November 2011, the Company’s board of directors declared a dividend of $0.30 per share in respect of the third quarter of 2011. The dividend was paid on December 2, 2011 to shareholders of record as of November 23, 2011.

In November 2011, the Company together with Frontline Ltd. established Orion Tankers LLC, which is owned equally by us and Frontline. The related Orion Tankers pool commenced operating from November 24, 2011. Subsequent to that specific date, each of our vessels exited the Gemini Tanker LLC arrangement and entered directly into cooperative arrangement with the Orion Tankers pool upon completion of previously fixed charters arranged by Gemini Tankers LLC.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-lo99oking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: January 18, 2012	By:	/ S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President